

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2014

Via E-mail
Mr. Charles R. Olmstead
Chief Executive Officer
Mid-Con Energy Partners, LP
Mid-Con Energy Finance Corporation
2501 North Harwood Street, Suite 2410
Dallas, Texas 75201

> **Re: Mid-Con Energy Partners, LP**
> **Mid-Con Energy Finance Corporation**
> **Registration Statement on Form S-3**
> **Filed May 2, 2014**
> **File No. 333-195669**

Dear Mr. Olmstead:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please explain the basis on which Mid-Con Energy Finance Corporation and Mid-Con Energy Properties, LLC are conducting the offering on Form S-3. If you are relying on Instruction I.C of Form S-3, please explain how you meet the requirements set forth in those instructions.

Selling Unitholders, page 55

2.   Please identify the natural persons who have sole or shared voting or investment power over the common units held by the entities listed in the table. See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.02 and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director